Via Facsimile and U.S. Mail
Mail Stop 6010

November 21, 2008

Mr. Gregory Lucier
Chairman and Chief Executive Officer
Invitrogen Corporation
1600 Faraday Avenue
Carlsbad, CA 92008

Re: Invitrogen Corporation
Form 10-K for the Year Ended December 31, 2007
Filed February 15, 2008
File No. 000-25317

Dear Mr. Lucier:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief